Exhibit 99.1

SPI Energy Appoints Seasoned CPA, Anthony S. Chan, as its Chief Financial Officer

HONG KONG and SANTA CLARA, California, July 17, 2019 (GLOBE NEWSWIRE) -- SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors, today announced that the appointment of Mr. Anthony S. Chan as its Chief Financial Officer, effective July 15, 2019.

Mr. Chan is a seasoned CPA and an established executive with 30 years of professional experience in auditing and SEC reporting, SOX and FCPA compliance, enterprise risk management, business reorganization and mergers and acquisitions. Since 2013, Anthony has advised public and private companies across various industries as their CFO or CFO consultant, focusing on business reorganization, capital raise as well as internal controls and risk management. He was an audit partner specializing in the delivery of assurance and advisory services to public companies with operations in China; and had spent more than a decade at Big Four accounting firms delivering assurance and M&A consulting services. Currently, Mr. Chan is a member of the Board of Directors of the New York State Society of CPAs, Board of Trustees of the Foundation for Accounting Education and the editorial advisory board for the CPA Journal.

Mr. Xiaofeng Peng, Chief Executive Officer of SPI Energy, stated, “We are delighted to have Anthony step into the role of CFO. Anthony is a proven leader and we believe his audit background along with his public company experience will help us establish a solid foundation for effective corporate governance and risk management; strengthen our compliance culture and internal control environment; streamline our process flow and improve our operational efficiency.” Mr. Peng added, "Anthony's appointment is critical to the successful re-build of SPI Energy as we expand our business platform in the U.S. and refine our business plan to focus on sustainable earnings growth and profitability.”

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. (the “Company”) is a global provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors. The Company develops solar PV projects that are either sold to third party operators or owned and operated by the Company for selling of electricity to the grid in multiple countries in Asia, North America and Europe. The Company’s subsidiary in Australia primarily sells solar PV components to retail customers and solar project developers. The Company has its operating headquarters in Hong Kong and Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia.

For inquiries, please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com